Exhibit 99.1

NEWS RELEASE	OTCBB: GGXCF
December 28, 2012	Berlin: AOLGDN
TSX.V: GGX
Frankfurt: POZ

GLOBAL GREEN COMPLETES PRIVATE PLACEMENT

Global Green Matrix Corporation (“Global Green” or the “Company”) – TSX Venture: GGX – has received TSX-Venture approval in connection with the second tranche of its previously announced non-brokered private placement for a total of 2,000,000 units for gross proceeds of $100,000.  Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share until December 27, 2014 at a price of $0.15.

On closing, and when combined with the previous tranche, the Company will have issued a total of 5,000,000 units for gross proceeds of $250,000.

The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.25 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

The Company paid a finder’s fee of $10,000 cash and 200,000 finder’s warrants holding the same terms as stated above in connection with the second tranche.

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix Corp. provides environmentally sound solutions for oilfield waste disposal and is primarily involved in the recovery of reusable products from waste.  With the acquisition of Intercept Rentals, and a newly developed, safer, faster and cost effective frac water heating technology, GGX will continue to focus its efforts on marketing its eco-friendly products to the resource sector in Canada and the USA.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

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Phone: 604-687-8855 Fax: 604-628-5001